SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick 2707 Kipling Street Houston, Texas
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
07/18/2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 251591103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Steven J. Borick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,012,636* (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,299,946 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,012,636* (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,299,946 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,582* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%* (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IND

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS The Nita Borick Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 300,000 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 300,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Louis L. Borick Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,943,946 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,943,946 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,946 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 10 Pages
Item 1.	Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, no par value (the "Common Stock"), of Superior Industries International, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is 7800 Woodley Avenue, Van Nuys, California 91406.

Item 2.	Identity and Background.

This filing amends that certain Schedule 13D filed on June 7, 2012, as amended by that certain Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 10, 2013 and that certain Amendment No. 2 ("Amendment No. 2") filed by the Reporting Persons on May 20,2014This schedule 13D Amendment No. 3(“Amendment No. 3”) is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

a.          Steven J. Borick is an investor. He is a former director and chief executive officer of the Issuer. His business address is 2707 Kipling Street Houston, Texas 77098.

b.          The Nita Borick Management Trust (the "Trust") is a revocable trust formed under the laws of the state of Nevada of which Mr. Borick is the sole trustee. Mr. Borick disclaims beneficial ownership of all shares owned by the Trust.

c.          The Louis L. Borick Foundation (the "Foundation") is a private California foundation of which Mr. Borick is the president. Mr. Borick, Robert Borick and Linda Borick Davidson are the directors of the Foundation. The principal address of the Foundation is 2707 Kipling Street Houston, Texas 77098. Mr. Borick disclaims beneficial ownership of all shares owned by the Foundation.

d.          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.          Mr. Borick is a citizen of the United States of America. The Trust is a revocable trust formed under the laws of the state of Nevada. The Foundation is a private foundation formed in California.

Although this filing is being made jointly by the Reporting Persons pursuant to the Joint Filing Agreement filed herewith, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 251591103	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction.

Since the date on which Amendment No. 2 was filed, (i) Mr.Borick exercised 122,704 Options granted to Mr. Borick under the Issuer’s stock incentive plans (“Options”) and sold the shares of Common Stock acquired upon exercise, and (ii) Mr.Borick disposed of 167,946 other shares of Common Stock held by him.

In addition, since the date on which Amendment No. 2 was filed, (i) the Trust disposed of an additional 46,953 shares of Common Stock, (ii) the Foundation disposed of an additional 10,200 shares of Common Stock, (iii) the Lauren Brook Davidson Trust disposed 4200 shares of Common Stock and (iv) the Blake Mills Davidson Trust disposed of 2000 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)          On May 2, 2014, there were 27,135,288 shares of Common Stock outstanding (based on the Form 10Q filed by the issuer with the SEC on May 2, 2014).

(b)          Ownership of Common Stock by the Reporting Persons is as follows:

(i) Mr. Borick holds 100 shares of Common Stock and vested and exercisable Options to purchase 1,012,636 shares of Common Stock. Mr. Borick has sole voting and dispositive power over the Common Stock and Common Stock issuable upon exercise of the Options. In addition, Mr. Borick may be deemed to have shared voting and dispositive power with respect to: (a) 8,000 shares of Common Stock held by the Blake Mills Davidson Trust, of which Mr. Borick is the sole trustee, (b) 8,000 shares of Common Stock held by the Lauren Brook Davidson Trust, of which Mr. Borick is sole trustee and (c) 40,000 shares of Common Stock held by the Liatis Foundation, of which Mr. Borick is the President and a member of the board of directors.

(ii) 300,000 shares of Common Stock are held by the Trust. Mr. Borick has sole voting and dispositive power over the Common Stock held by the Trust but disclaims beneficial ownership of all Common Stock held by the Trust.

(iii) 2,943,946 shares of Common Stock are held by the Foundation. Mr. Borick shares voting and dispositive power over the Common Stock held by the Foundation with Robert Borick and Linda Borick Davidson but disclaims beneficial ownership of all Common Stock held by the Foundation.

The voting and dispositive power of the Reporting Persons is summarized below:

	Steven J. Borick	The Trust	The Foundation
Sole Voting and Dispositive Power	1,012,636	0	0
Shared Voting and Dispositive Power	4,312,582	300,000	2,943,946

(c)           The following list sets forth all transactions in the Issuer’s Common Stock conducted by the Reporting Persons during the 60 day period preceding the filing of the Amendment No. 3:

CUSIP No. 251591103	SCHEDULE 13D	Page 7 of 10 Pages

On June 18, 2014, Mr. Borick sold 7,227 shares of Common Stock in market transactions at an average price of $20.32 per share.

On June 19, 2014, Mr. Borick sold 5,219 shares of Common Stock in market transactions at an average price of $20.39 per share.

On June 19, 2014, Mr. Borick sold 2,600 shares of Common Stock in market transactions at an average price of $20.24 per share.

On June 20, 2014, Mr. Borick sold 8,000 shares of Common Stock in market transactions at an average price of $20.10 per share.

On June 20, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.20 per share.

On June 20, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.26 per share.

On June 20, 2014, Mr. Borick sold 205 shares of Common Stock in market transactions at an average price of $20.16 per share.

On June 20, 2014, Mr. Borick sold 1,795 shares of Common Stock in market transactions at an average price of $20.31 per share.

On June 20, 2014, Mr. Borick sold 33,000 shares of Common Stock in market transactions at an average price of $20.27 per share.

On June 23, 2014 Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.09 per share.

On June 23, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.07 per share.

On June 23, 2014, Mr. Borick sold 10,000 shares of Common Stock in market transactions at an average price of $20.06 per share.

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.25 per share.

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.15 per share.

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.23 per share.

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.23 per share.

CUSIP No. 251591103	SCHEDULE 13D	Page 8 of 10 Pages

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.29 per share.

On June 24, 2014, Mr. Borick sold 5,000 shares of Common Stock in market transactions at an average price of $20.24 per share.

On June 24, 2014, Mr. Borick sold 10,000 shares of Common Stock in market transactions at an average price of $20.19 per share.

On June 24, 2014, Mr. Borick sold 10,000 shares of Common Stock in market transactions at an average price of $20.19 per share.

On June 25, 2014, Mr. Borick sold 10,000 shares of Common Stock in market transactions at an average price of $20.17 per share.

On July 1, 2014, Mr. Borick sold 10,000 shares of Common Stock in market transactions at an average price of $20.68 per share.

On July 10, 2014, Mr. Borick sold 9,900 shares of Common Stock in market transactions at an average price of $20.51 per share.

On July 14, 2014, the Trust sold 46,953 shares of Common Stock in market transactions at an average price of $20.88 per share.

On July 14, 2014, the Lauren Brook Davidson Trust sold 4,200 shares of Common Stock in market transactions at an average price of $20.81 per share.

On July 14, 2014, the Blake Mills Davidson Trust sold 2,000 shares of Common Stock in market transactions at an average price of $20.77 per share.

On July 16, 2014, Mr. Borick acquired 20,240 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $20.37 per share.

On July 17, 2014 Mr. Borick acquired 20,000 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $20.14 per share.

On July 18, 2014, the Foundation sold 10,200 shares of Common Stock in market transactions at an average price of $20.52 per share.

On July 22, 2014, Mr. Borick acquired 20,000 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $20.74 per share.

On July 23, 2014, Mr. Borick acquired 62,464 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $20.33 per share.

CUSIP No. 251591103	SCHEDULE 13D	Page 9 of 10 Pages
Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 10, 2013, by and among Steven J. Borick, the Nita Borick Management Trust and the Louis L. Borick Foundation.

CUSIP No. 251591103	SCHEDULE 13D	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2014

STEVEN J. BORICK

/s/ Steven J. Borick

NITA BORICK MANAGEMENT TRUST

By:	/s/ Steven J. Borick
Steven J. Borick, Trustee

LOUIS L. BORICK FOUNDATION

By:	/s/ Steven J. Borick
Steven J. Borick, President and Director